Filed by Apex Mortgage Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No.: 001-13637

Subject Company: Apex Mortgage Capital, Inc.

This filing relates to a proposed acquisition of Apex Mortgage Capital, Inc. (“Apex”) by American Home Mortgage Holdings, Inc. (“American Home”) pursuant to the terms of an Agreement and Plan of Merger dated as of July 12, 2003 (the “Merger Agreement”), by and among Apex, American Home and American Home Mortgage Investment Corp. (“AHM Investment Corp.”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by the Company on July 15, 2003, and is incorporated by reference into this filing.

Apex issued the following press release on November 24, 2003.

APEX MORTGAGE CAPITAL, INC.

865 South Figueroa Street

Los Angeles, California 90017

FOR IMMEDIATE RELEASE

Apex Mortgage Capital Adjourned Special Meeting of Stockholders and

Will Reconvene on Wednesday, November 26, 2003

Less Than 250,000 Shares Needed To Approve Transaction with

American Home Mortgage

96% of Shares Voted Have Voted in Favor of the Merger

LOS ANGELES, CA, November 24, 2003 – Apex Mortgage Capital, Inc. (Amex: AXM – News; the “Company”) announced that stockholders present in person and by proxy at the reconvening of its special stockholders’ meeting held today at 2:00 p.m. Pacific Standard Time, approved a motion to adjourn the special meeting until Wednesday, November 26, 2003 at 1:00 p.m. Pacific Standard Time, at the offices of Trust Company of the West, 865 South Figueroa Street, 18th Floor, Los Angeles, California.

Apex has adjourned the special meeting in order to provide stockholders with additional time to cast their votes regarding the proposed merger with American Home Mortgage Holdings, Inc. (Nasdaq: AHMH—News). Two-thirds of the Apex shares outstanding, or 19,904,668 shares as of the record date for the Apex special meeting, must vote in favor of the merger proposal in order for it to be approved.

Of the 9.7 million shares that are currently unvoted, Apex now needs less than 250,000 shares to be voted in favor of the merger proposal at or prior to the time of the reconvened special meeting; stockholders of Apex are entitled by law to change their votes at any time and without notice prior to the vote being taken. Apex, whose stockholders are widely disbursed, believes that the additional time provided by this adjournment is necessary to permit further solicitation of proxies.

According to Apex’s proxy solicitor, to date, 96% of the Apex shares that have been voted on the merger proposal have been voted in favor of the merger proposal, equal to a total of approximately 19.7 million shares voted in favor.

Philip A. Barach, Chief Executive Officer and President of Apex, said, “We strongly encourage stockholders to carefully consider the merger proposal described in the joint proxy statement/prospectus and cast their vote in favor of the merger proposal, whether or not they plan to attend the special meeting. We believe that with the progress we have made over the weekend and with the additional time this week, we will receive the number of votes necessary to approve the transaction with American Home.”

Apex mailed proxy statements to all stockholders of record on or about October 24, 2003 and encourages stockholders to vote in favor of the merger proposal prior to the date of the reconvened meeting. Stockholders who need proxy materials or wish to vote by phone are encouraged to contact Georgeson Shareholder Communications, Inc. at (866) 295-8265.

American Home Special Stockholder Meeting

As previously announced, at a special meeting of stockholders of American Home held on November 21, 2003, in Melville, New York, the following proposals were approved by the requisite vote of the American Home stockholders: (1) a reorganization of American Home, whereby American Home Mortgage Investment Corp., a REIT, would become the parent company of American Home and each outstanding share of American Home’s common stock would be converted into the right to receive one share of common stock of American Home Mortgage Investment Corp.; (2) the issuance of shares of common stock of American Home Mortgage Investment Corp. to stockholders of Apex Mortgage Capital, Inc., in connection with a merger of Apex with and into American Home Mortgage Investment Corp.; and (3) the adoption of Apex’s Amended and Restated 1997 Stock Option Plan in connection with the merger.

ABOUT AMERICAN HOME MORTGAGE HOLDINGS, INC.

American Home Mortgage Holdings, Inc. is an originator and servicer of residential mortgage loans. It operates 226 loan production offices located in 37 states, as well as MortgageSelect, an online mortgage lender, three mortgage broker support centers and a loan servicing center. American Home shares are traded on NASDAQ under the symbol “AHMH.” For additional information, please visit American Home’s Web site at www.americanhm.com.

ABOUT APEX CAPITAL MORTGAGE CAPITAL, INC.

Apex Mortgage Capital, Inc. is a financial company structured as a real estate investment trust. Apex primarily acquires United States agency securities, other mortgage securities, mortgage loans, equity securities and other investments. Apex is listed on the American Stock Exchange under the symbol “AXM.”

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“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:

The statements above regarding the Company’s expectations about the consummation of the merger constitute forward-looking statements within the meaning of the federal securities laws. The Company does not intend to, and disclaims any obligation to, issue updates, even if its outlook changes for these forward-looking matters. In addition, the Company’s actual results and the timings of future events could differ materially from those projected in or contemplated by the Company’s forward looking statements due to a number of factors, including changes in general economic conditions, overall interest rate movement, interest rate volatility, the consummation of the merger with American Home, American Home’s dividend policy, a decline in book value, the shape of the yield curve, the availability of suitable mortgage assets, the availability of debt capital, mortgage prepayment rates, the impact of leverage, the effectiveness of the Company’s hedging, the Company’s taxable income and other risk factors set forth in the Company’s SEC reports and the consequences of the Company’s review of strategic initiatives. The Company’s investment strategy is subject to change as a result of the foregoing factors or otherwise, which might further affect operating results.

Contact:

Media:

Josh Pekarsky Longview Communications (604) 688-4874

or

Investors:

Michael Mandelbaum

Mandelbaum Partners

(310) 785-0810

Proxy Information

On October 24, 2003, AHM Investment Corp. filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the acquisition of Apex by American Home and related matters. Investors are urged to carefully read the definitive joint proxy statement/prospectus filed with the SEC on October 24, 2003 and other relevant materials (when they become available), and any other documents regarding the proposed transactions filed by Apex and American Home with the SEC because they will contain important information. Investors may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, investors may obtain documents filed with the SEC by Apex free of charge by requesting them in writing from Apex Mortgage Capital, Inc., 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017, Attention: Investor Relations, or by telephone at (213) 244-0000. Investors may obtain documents filed with the SEC by American Home free of charge by requesting them in writing from American Home Mortgage Holdings, Inc., 520 Broadhollow Road, Melville, New York 11747, Attention: Alan B. Horn, or by telephone at (516) 949-3900.

Participants in Solicitation

Apex, American Home and AHM Investment Corp. and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Apex and American Home in connection with the merger. Information about the directors and executive officers of Apex and their ownership of Apex’s stock is set forth in the proxy statement for Apex’s 2003 annual meeting of stockholders. Information about the directors and executive officers of American Home and their ownership of American Home shares is set forth in the proxy statement for American Home’s 2003 annual meeting of stockholders. Additional information regarding the interests of such participants is set forth in the definitive joint proxy statement/prospectus filed with the SEC on October 24, 2003.